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                          March 30, 2023

       Alton B. Lewis, Jr.
       President and Chief Executive Officer
       First Guaranty Bancshares, Inc.
       400 East Hammond Street
       Hammond, Louisiana 70401

                                                        Re: First Guaranty
Bancshares, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed March 23,
2023
                                                            File No. 333-270770

       Dear Alton B. Lewis, Jr.:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Mateo at 202-551-3465 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Mark A. Fullmer